Exhibit 99.72

www.dhxmedia.com

TSX: DHX

DHX MEDIA REPORTS 1st QUARTER RESULTS AND DECLARES DIVIDEND

REVENUES DOUBLED, ADJUSTED EBITDA INCREASED 322%

Halifax, Canada – November 14, 2013 – DHX Media Ltd. (“DHX Media” or the “Company”) (TSX: DHX), a leading independent producer, distributor and licensor of children’s entertainment content, is pleased to announce its financial results for the quarter ended September 30, 2013.

Highlights of Q1 2014 Results:
(All amounts in Canadian dollars)

•	Revenues doubled to $27.00 million from $13.51 million for Q1 2013;

•	Gross margin increased to $15.26 million (57% of revenues), up 182% from $5.42 million for Q1 2013 (40% of revenues);

•	Adjusted EBITDA[1] of $7.80 million, an increase of 322% from $1.85 million in Adjusted EBITDA for Q1 2013;

•	One-time charges of $1.23 million ($0.86 million after-tax) for acquisition-related costs associated with the Ragdoll transaction; and

•	Normalized net income of $3.39 million (up 304% over Q1 2013-$0.84 million), or $0.03 per share, after adding back Ragdoll acquisition-related costs. Q1 2013 reported net income was $2.16 million, or $0.02 per share, up from a net loss of $0.07 million, an increase of $2.23 million in absolute dollars

1 EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and Adjusted EBITDA includes adjustments for other non-recurring charges. (See Q1 2014 MD&A definition of EBITDA and Adjusted EBITDA for full details).

Michael Donovan, CEO, DHX Media commented, “We are pleased to announce record first quarter financial results, with triple-digit growth in Revenue, Adjusted EBITDA, and Normalized Net Income. The increase in Gross Margin to 57% of Revenue was driven largely by distribution revenue from licenses to digital content distributors. With a library of 9,500 half-hours of children’s entertainment content, we are well positioned to benefit from the proliferation of new digital buyers.”

Dividend Declaration

On November 14, 2013 the Board of Directors approved a dividend for the quarter of $0.011 on each common share outstanding to the shareholders of record at the close of business December 6, 2013 to be paid December 27, 2013.

Analyst call details

The Company will hold a conference call for analysts to discuss its Q1 2014 financial results on Friday, November 15th, 2013 at 10:00 am EST, following the release of its financial results. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call. Passcode 99284420.

Replay: Instant replay will be available beginning approximately one hour after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 99284420, until midnight EST Friday, November 22nd.

Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
($000, except per share data)	September 30, 2013	September 30, 2012
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	27,002	13,515
Direct costs and expense of film and television produced	(11,076)	(8,091)
Expense of book value of acquired DHX Cookie Jar library	(633)	-
Gross margin	15,263	5,424
Selling, general, and administrative	(8,052)	(4,066)
Share of loss of associates	-	(25)
Amortization, finance and other expenses, net	(3,759)	(1560)
Recovery of (provision for) income tax	(1,294)	155
Net income	2,158	(72)
Cumulative translation adjustment	1,306	(515)
Change in fair value of available-for-sales investments, net of tax	-	93
Comprehensive income (loss)	3,464	(494)
Basic earnings per common share	0.02	0.00
Diluted earnings per common share	0.02	0.00
Weighted average common shares outstanding (expressed in thousands)
Basic	102,778	53,071
Diluted	106,515	53,071

Normalized net income	3,391	838
Basic normalized earnings per common share	0.03	0.02
Diluted normalized earnings per common share	0.03	0.02

Revenues

Revenues for Q1 2014 were $27.00 million, up 100% from $13.51 million for Q1 2013. The increase in Q1 2014 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers and the acquisition of DHX Cookie Jar), a significant increase in proprietary production revenue, and the inclusion of M&L-represented (as the result of the addition of CPLG), and was offset somewhat by decreases in producer and service fee revenue.

Proprietary production revenues for Q1 2014 were $10.58 million, an increase of 596% compared to $1.52 million for Q1 2013. The 596% overall increase was 290% from acquisitive growth from DHX Cookie Jar, which contributed $5.14 million and organic growth of 306% or $5.44 million.

For Q1 2014, the Company added 53.0 half-hours to the library, up 253% from 15 half-hours for Q1 2013. The breakdown for Q1 2014 is 41.0 half-hours - $10.58 million of proprietary film and television program production revenue versus the 8.0 half-hours for Q1 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and 12.0 half-hours in intellectual property (“IP”) rights for third party produced titles (7.0 half-hours in Q1 2013). Q1 2014 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Q1 2014, the Company added to the library 12.0 half-hours for SheZow. For Q1 2013, the Company added 6.0 half-hours for Rastamouse and 1.0 half-hour for SheZow.

For Q1 2014, the Company earned $4.10 million for producer and service fee revenues, a decrease of 40% versus the $6.84 million for Q1 2013. This was due to Management’s decision in Q2 2013, coming out of its integration with DHX Cookie Jar and specifically to lower SG&A on less profitable parts of the business, to wind down its LA service studio and focus on its higher margin animation studios in Canada. Management expects to be in line with previously disclosed Fiscal 2014 expectations.

For Q1 2014, Management is pleased to report distribution revenues were up 423% to $6.96 million from $1.33 million for Q1 2013, primarily due to the proliferation of new digital customers and the addition of DHX Cookie Jar. For Q1 2014, the Company closed significant deals, among others previously announced, as follows: Discovery Communications LLC, Rogers Broadcasting, Hub Television Networks LLC, Netflix, BBC, and TVN Entertainment Corporation.

For Q1 2014, M&L-owned decreased 7% to $2.19 million (Q1 2013-$2.36 million), but was in line with Management’s expectations. For Q1 2014 and Q1 2013, there were no amounts for Yo Gabba Gabba! Live! as no shows were scheduled in these periods. For Q1 2014, other Yo Gabba Gabba! M&L was $0.92 million, down 40% from $1.54 million for Q1 2013, generally due to timing of renewals of licensing deals. Management expects full year Yo Gabba Gabba! licensing revenues to be on track with previously disclosed 2014 Fiscal expectations. The remaining M&L-owned was $1.27 million, up 55% (7% increase in organic revenue and 48% in increase in acquisitive revenue or $0.39 million related to DHX Cookie Jar and Ragdoll) as compared to $0.82 million for Q1 2013. Management expects M&L-owned to be in line with previously disclosed Fiscal 2014 expectations.

For Q1 2014, M&L-represented revenue was $2.57 million (Q1 2013-nil) from CPLG, 5-10% below Q1 2014 expectations. Management expects M&L-represented, particularly for Q2 and Q3 through the Christmas/holiday period, to pick up and to be in line with previously disclosed Fiscal 2014 expectations. Management expects a strong performance through the 2013 Christmas/holiday season, specifically on its represented brands Skylanders and Despicable Me 2.

For Q1 2014, new media revenues decreased 57% to $0.60 million (Q1 2013-$1.39 million) based primarily on scheduled timing of certain UMIGO deliverables. For Q1 2014, rental revenues were nil, versus Q1 2013 of $0.07 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Halifax and Toronto office.

Gross Margin

Gross margin for Q1 2014 was $15.26 million, an increase in absolute dollars of $9.84 million or 182% compared to $5.42 million for Q1 2013. DHX is pleased to report the overall gross margin for Q1 2014 at 57% of revenue was above the high end of Management’s expectations, driven by a strong quarter for margins on new digital distribution deals, proprietary production, and M&L-owned revenues.

Operating Expenses

SG&A

SG&A costs for Q1 2014 were up 98% at $8.05 million compared to $4.07 million for Q1 2013. The increase in SG&A in Q1 2014 is mainly due to the inclusion of $3.34 million (Q1 2013-nil) for DHX Cookie Jar which was acquired on October 22, 2012. SG&A includes $0.59 million in non-cash share-based compensation. When adjusted, cash SG&A at $7.46 million is in line with the mid-point of Management’s quarterly SG&A expectations.

EBITDA and Adjusted EBITDA

For Q1 2014, EBITDA was $6.57 million, up $5.63 million or 599% versus $0.94 million for Q1 2013. For Q1 2014, Adjusted EBITDA was $7.80 million, up $5.95 million or 322% over $1.85 million for Q1 2013. For Q1 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll acquisition costs totalling $1.23 million (Q1 2013-$0.52 million for Cookie Jar acquisition costs) and no amounts for warrants expense (Q1 2013-$0.39 million for Cookie Jar transaction charges).

DHX Media’s complete financial statements are available at www.dhxmedia.com or on www.sedar.com.

Enquiries:

David A. Regan – EVP, Corporate Development & IR

+1 902-423-0260

About DHX Media Ltd.:

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company’s remaining shareholders and its effects on the Company’s earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company’s production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s short form prospectus dated November 1, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.